Exhibit 99.1

Sapiens’ New Version of its Cloud-based P&C Core Suite for EMEA & APAC Facilitates Digital Customer Experience & Enhances Process Automation

Enhanced business processes, API integration and cloud-readiness improve operational efficiencies, customer experience and business outcomes

September 9, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the general availability of its upgraded Sapiens IDITSuite for Property & Casualty (P&C) and general insurance providers. To keep pace with evolving needs and customer demands, Sapiens continues to release quarterly updates to its industry leading IDITSuite. This version of Sapiens IDITSuite for Property & Casualty – which handles policy, billing and claims – brings strong enhancements and provides business value in several domains:

Customer experience: The enhanced claim collaboration tool empowers agents and insurance personnel to dialogue with other users and manage discussions that are logged with the claim information, to better satisfy customers and accelerate outcomes.

New shopping cart functionality allows customer service representatives to conveniently approve and issue multiple proposals in a single cycle, speeds time to market.

Claims automation: Robust process management for claims recovery includes improved litigation management functionality, claim reserve approval process, support of medical disability and perils, and transfer payments and recoveries between different brands and entities. This functionality provides a full view of individual claims’ status within the complex legal process, leading to faster resolutions.

Enhanced eco-system integration: A fully configurable, digital API layer ensures seamless integration with various eco-system players – including insurtechs - and promotes self-sufficiency.

Increased agility: Through cloud-based, DevOps capabilities and user-driven configuration. Sapiens IDITSuite also now enables hyper flexible configuration process, supporting the addition of dynamic data attributes, general ledger (GL) reporting rules and data reporting.

Enhanced security and data protection: Including security configuration per role, limitation of payments and more.

“Helping insurers improve their customers’ experience has always been one of Sapiens’ top priorities,” said Roni Al-Dor, Sapiens president and CEO. “We continue to invest in our product portfolio and engage in dialogue with clients to better support their pain points and needs, while enhancing their position in the market.”

“Our team has worked diligently to develop these new versions and we are proud to see the market uptake,” said Liana Gelikas, president, P&C and Reinsurance division, Sapiens. “We look forward to further supporting our clients worldwide with our continuous upgrade cycles.”

Sapiens IDITSuite for Property & Casualty is a component-based, standalone software solution suite that offers policy, billing and claims. IDITSuite supports end-to-end core operations and processes for the non-life/general insurance from inception, to renewal and claims. Our pre-integrated, fully digital suite offers customer and agent portals, business intelligence and more.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com